Exhibit 99.1

David Stamler, MD CEO April 2025

Forward Looking Statements This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws . Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially . For a discussion of such risks and uncertainties as they relate to us, please refer to our 2024 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3 , Section D, titled “Risk Factors . ’’ 2

Alterity is dedicated to creating an alternate future for people living with neurodegenerative diseases We aim to disrupt the trajectory of illness and improve quality of life Alterity means the state of being different 3 Our goal is to modify the course of disease

• Clinical stage biopharmaceutical company developing disease modifying treatments for Parkinson’s disease and related disorders • Positive Phase 2 data in Jan ‘25 in Multiple System Atrophy, a Parkinsonian Disorder without approved therapy • Robust efficacy on key clinical endpoint • Orphan Drug Designation in U.S. and Europe • Up to 50,000 patients in the U.S. • Strong patent portfolio • Highly experienced leadership team in movement disorders including 3 FDA approvals in neurology Investment Highlights 4

Experienced Clinical Leadership Team with Multiple FDA Approvals in Neurology Margaret Bradbury, Ph.D. VP, Nonclinical Development Auspex/Teva | Neurocrine | Merck • Auspex - led strategic planning and program management in Huntington Disease chorea from IND through NDA filing • Teva - led non - clinical development of several neuroscience programs David Stamler, M.D. Chief Executive Officer Auspex/Teva | Abbott | Prestwick Xenoport | Fujisawa • 3 FDA Approvals in Neurology • Former CMO, Auspex • VP, Clinical Development & Therapeutic Head, Movement Disorders, Teva Pharmaceuticals • Part of Teva’s US$3.5 billion acquisition of Auspex in 2015 • Led development of AUSTEDO ® (deutetrabenazine) for treatment of Huntington disease and Tardive dyskinesia, both approved in 2017 Cynthia Wong, M.P.H . Senior Director, Clinical Operations Auspex/Teva | Nextwave | Astex | Intermune | Impax Labs • Clinical Operations leadership at Auspex/Teva. • Led clinical trial activities for the registration study of AUSTEDO ® in Huntington Disease chorea. • Prior, led Phase 1 - 3 studies, including registration studies for marketing approval for Quillichew ER, Esbriet and Infergen. 5

Targeting Iron - Related Neurodegenerative Diseases Parkinson’s Disease Multiple System Atrophy Dementia with Lewy Bodies Parkinsonian Disorders • Iron: Central to pathology of several neurodegenerative diseases • Parkinsonian disorders include • Parkinson’s disease (PD) • Rare diseases with similar motor symptoms » Multiple System Atrophy (MSA) – Lead Indication • Dementia with Lewy Bodies (DLB) • Similar underlying pathology • Friedreich’s Ataxia • Rare disease with uncoordinated movements • Genetic disorder that appears in childhood Friedreich Ataxia 6

Promising Portfolio in Neurodegenerative Diseases

Alterity THERAPEUTICS

ASSET		PHASE					PARTNER
PROGRAM	**INDICATION**	**DISCOVERY**	**PRE-CLINICAL**	**NATURAL HISTORY**	**PHASE 1**	**PHASE 2**	**PARTNER / COLLABORATOR**
ATH434-201	Multiple System Atrophy					*Positive Topline Data*	
ATH434-202	Multiple System Atrophy *Advanced*					*Enrollment Complete*	
ATH434	Parkinson's Disease						THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH
bioMUSE	Multiple System Atrophy *Natural History Study*						VANDERBILT UNIVERSITY MEDICAL CENTER
ATH434	Friedreich's Ataxia						
Drug Discovery	Neurodegenerative Diseases						

7

Double Blind Study Achieved Target Measures for Success with Exceptional Clinical Efficacy Favorable Safety Profile No Drug Related Serious Adverse Events Clinically Meaningful Improvement on Activities of Daily Living Scale Target Engagement with Stabilization of Iron Content on MRI 8 MSA Phase 2 ATH434 - 201

Significant Commercial Opportunity in Treating Multiple System Atrophy Severely debilitating illnesses with no current treatments are ripe for new entrants targeting underlying pathology of the disease. Substantial Unmet Need Motivated by efficacy of treating the underlying disease and not just the symptoms, clinicians intend to offer ATH434 to most of their patients with MSA. Strong Intent to Prescribe Twice daily oral administration of ATH434 preferred by physicians Ease of Use Inhibition of protein aggregation is a novel mechanism of action that may prove to impact more than motor symptoms. Unique MOA up to $US1.1 Billion Potential U.S. annual peak sales for ATH434 in MSA Source: Survey of U.S. neurologists, updated 2023 9

ATH434: Disease Modifying Drug Candidate Targeting Labile Iron and Alpha - Synuclein Aggregation in Parkinsonian Disorders 10

Alpha - Synuclein and Iron in Health Iron essential for important cellular functions • Red blood cell production, oxygen transport • Energy production and activity of many enzymes • Neurotransmitter synthesis in neurons α - Synuclein protein • Critical for normal function of neurons • Enables nerves to communicate with each other via neurotransmitters α - Synuclein Sources: Ritchie et al, 2012; DOI:10.4236/health.2012.431175; Cronin et al, 2019, doi.org/10.3389/fmolb.2019.00116 (adapted) 11

Excess Iron and Misfolding α - Synuclein are Important Contributors to Pathology in Parkinsonian Disorders Neuroinflammation Iron Imbalance Stored iron Labile iron • Needed for cellular functions Oxidative Injury Vicious cycle of cellular injury Effect Pathology Driver Alpha - synuclein aggregation Excess labile iron Free radical production DNA, lipid, mitochondria damage Cell death Neuron dysfunction Aggregating α−synuclein Glial cell impairment /  trophic support Additional free radical production Neuron and glial cell death Sources: Kaindlstorfer, J. Alzheimers Dis. 2018; Bengoa - Vergniory N, Acta Neuropathol. 2017 12

Increased Brain Iron in Parkinson’s Disease and Multiple System Atrophy Dexter et al. Brain.1991 Parkinson’s disease Multiple System Atrophy n = 24 n = 13 n = 9 n = 7 * n = 3 n = 8 * 10000 20000 nmol iron/g of human brain 0 30000 Cerebral cortex Caudate nucleus Putamen (M) Putamen (L) Globus pallidus (M) Globus pallidus (L) Substantia nigra (T) Cerebellum n = 11 n = 8 n = 8 n = 8 n = 9 n = 8 n = 12 n = 8 n = 11 n = 8 * n = 9 n = 6 * 0 30000 n = 10 n = 8 * n = 10 n = 8 * 10000 20000 nmol iron/g of human brain Patients Healthy Substantia nigra (T) Substantia nigra (pc) Cerebellum Advanced Quantitative MRI to measure brain iron MSA Control 13 Courtesy of P. Trujillo, D. Claassen

Treatment Approach: Address Underlying Pathology Potential Disease Modifying Therapy for MSA Redistribute excess labile iron in the CNS Reduce α - synuclein aggregation and Oxidative injury Rescue brain cells/ neuronal function 14

ATH434: Potential Disease Modifying Therapy ATH434 binding to iron • Small molecule drug candidate • Iron chaperone redistributes excess labile iron in CNS • Oral medication • Preferred over infusions and injections • Potential to treat iron - related neurodegenerative diseases • Orphan Drug Designation in the US and EU for MSA treatment • Development pathway endorsed by FDA and EMA 15

Accumulated Evidence of ATH434 Efficacy

Alterity THERAPEUTICS

Target Disease	Model	Midbrain* Iron	α-Synuclein	Preserve Neurons/ Function	Clinical Observations
Parkinson's disease	Monkey MPTP	↔ or ↓	n/a	↑	Improved motor performance
Parkinson's disease	Mouse MPTP	↓	↓	↑	Improved motor performance
Parkinson's disease	Mouse A53T	↓	↓	↑	Improved motor performance
Parkinson's disease	Mouse tau knockout	↓	↓	↑	Improved motor performance
MSA[1]	PLP-α-syn	↓	↓	↑	Improved motor performance
MSA[2]	PLP-α-syn	↔ or ↓	↓	↑	Improved motor performance

* includes s. nigra

ATH434 consistently improved motor performance across diverse animal models of disease by redistributing iron and preserving neurons

Source: Finkelstein, Acta Neuropath Comm 2017; Beauchamp et al, Neurotherapeutics 2022; 1 Heras-Garvin et al, Mov Disord. 2021; 2 Finkelstein et al, J Park Dis 2022; Bradbury et al, Am Acad. Neurol 2024

16

• Monkey closely related to humans in neuroanatomy and behavior • ATH434 improved behavior and function in monkeys with experimental Parkinson’s disease • Improvement in Parkinson’s symptoms in animals with redistributed brain iron • Data validate clinical approach and increase overall confidence in ongoing Phase 2 trials ATH434 Improved Behavior and Function in Monkey Model of Parkinson’s Disease All ATH434 - treated Monkeys Improved (n=5) Placebo: 2 of 3 had Stable or Worsening Scores 0 6 12 18 24 Score* Worsening Vehicle 3 mg/kg Baseline Week 12 * Parkinson Behavior Rating Scale Subgroup 1 (0 – 32): Activity, appetite, appearance, posture, balance, response to food, climbing, tremor, freezing, facial expression, defensive reactions Stable or Reduced 17 Iron levels 10 mg/kg

ATH434 Clinical Development Program in Multiple System Atrophy 18

Multiple System Atrophy (MSA): Parkinsonian Disorder with No Approved Treatment

- Rare, highly debilitating, rapidly progressive neurodegenerative disease
- Orphan disease: up to 50,000 patients in U.S.
- Disease characteristics
  - Motor: Parkinsonism, uncoordinated movements, balance problems, falls
  - Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function
  - Brain atrophy and α-synuclein accumulation in multiple regions
- Over 50% require wheelchair in 5 years
- Median survival 7.5 years after symptom onset



Sexual dysfunction
Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Stridor
Parkinsonism
Cerebellar features
Multidomain autonomic failure
Pyramidal signs
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Unintelligible speech
Gastrostomy
Tracheostomy
Bronchopneumonia
Uroseptic fever
Sudden death
Death can occur
Clinically Established MSA
Premotor MSA
Clinically Probable MSA
0
3
6
9
Years

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Claassen,et al. Mov Disorders 2021 | Multiple System Atrophy: National Institute of Neurological Disorders and Stroke (nih.gov)

19

Our Diligent Approach to MSA Clinical Development Program to Achieve Meaningful Outcomes Phase 1 Program • ATH434 achieved blood levels that exceed efficacious concentrations in animal models of MSA • Twice - daily dosing • Favorable safety profile bioMUSE Natural History Study • Observational study in individuals with MSA • Designed to de - risk clinical development program • Optimized patient selection for Phase 2 trials Phase 2 Program 20 • Double - blind trial in MSA demonstrated clinically meaningful efficacy and favorable safety • Open label trial in advanced MSA showed improved neurological symptoms in less severe patients and favorable safety

BioMUSE Natural History Study Informs and De - Risks Treatment Studies Observational Design Optimize selection of patients and endpoints for Phase 2 Objectives Clinically Probable MSA (n=21) Population 12 months Observation Iron, volume, glial pathology MRI Biomarkers NfL, Aggregated α - synuclein Fluid Biomarkers Wearable movement sensors Digital Biomarkers ADLs (UMSARS I), global measures, autonomic function, motor function Clinical Measures Optimize Patient Selection in P2 Precision Biomarker Assessments 100 1000 10000 100000 1000000 Assay Time PD MSA α - synuclein fluorescence pattern Iron signature of MSA 0 Iron content [ppb] 300 Revised selection criteria in Phase 2 protocols to exclude PD patients Measure brain volumes with machine learning State of the art methods to measure brain iron and volume with MRI 6M 12M Optimize processing to implement in multicenter P2 study - 0.02 0.00 0.02 0.04 0.06 Change from baseline 21 **

Positive Phase 2 Results in MSA 22

ATH434 - 201 Phase 2 Randomized, Double - blind, Placebo Controlled Trial ATH434 75 mg bid ATH434 50 mg bid Placebo 12 months treatment 12 months treatment 12 months treatment MSA (N=60) Clinical diagnosis of MSA Motor symptoms ≤4 yrs No severe impairment • Key Clinical Endpoint: Change in modified UMSARS Part I (activities of daily living) • Key Biomarker Endpoint: Change in brain iron concentration by MRI 1:1:1 23

Baseline Characteristics 24 Mean (SD) Modified Intent - to - Treat (mITT) population NfL: Neurofilament light chain Overall (n = 61) 75mg BID (n = 21) 50mg BID (n = 21) Placebo (n = 19) Parameter 62.8 (6.5) 64.0 (6.3) 62.9 (6.3) 61.5 (7.0) Age (y) 59.0% 57.1% 57.1% 63.2% Gender (% male) 90.2% 95.2% 81.0% 94.7% Race (% white) 15.5 (4.5) 14.4 (4.7) 15.4 (4.6) 16.8 (4.2) Modified UMSARS I 51.7 (16.6) 49.1 (17.7) 48.6 (16.0) 57.9 (15.2) NNIPPS motor score 33.1 (10.1) 32.4 (9.6) 31.7 (8.9) 35.4 (12.0) NfL (plasma), pg/mL 2.5 (0.9) 2.4 (0.9) 2.6 (0.9) 2.6 (0.9) Duration of motor symptoms (y) 62.3% 66.7% 52.4% 68.4% Radiographic phenotype (% SND) 13.1% 28.6% 4.8% 5.3% Severe orthostatic hypotension rt I Items • Walking • Falling • Orthostatic symptoms • Urinary Function • Bowel Function • [Sexual Function] UMSARS Pa • Speech • Swallowing • Handwriting • Cutting food • Dressing • Hygiene Importance of the U nified MSA R ating S cale Part I (UMSARS I) • Validated rating scale to assess MSA disease severity • Rates functional impairment in areas affected in MSA • Symptom inventory of 12 items • Modified version used excludes sexual function • Rated from 0 to 48 (higher scores worse) • Most important clinical endpoint to support regulatory approval for treatment of MSA 25

0 13 39 52 26 Week 12 14 16 20 18 22 24 26 Modified UMSARS I Placebo (n=22) ATH434 50 mg BID (n=25) ATH434 75 mg BID (n=24) P =0.07 for 75 mg P =0.02 for 50 mg Worsening Clinically Significant Efficacy on Key Clinical Endpoint Modified UMSARS Part I Relative Treatment Effect* vs Placebo at 52 weeks 48% 50 mg bid 30% 75 mg bid * Change ATH434 – Change Placebo Change Placebo Both dose levels demonstrated a clinically meaningful treatment effect versus placebo at 12 months 26 Clinical Analysis Population

ATH434 Demonstrated Efficacy on Important Secondary Clinical Endpoints

Clinical Global Impression of Severity



1.5
1.0
0.5
0.0
Change in CGIS (W52 - BL)
*
P=0.0088
Worsening
Mean (SE)

CGI-S is a single-item questionnaire that assesses total picture of subject over the prior month

Orthostatic Hypotension Symptom Assessment



10
5
0
-5
Change in OHSA (W52 - BL)
P=0.08
P=0.14
Worsening
Improvement
Placebo
ATH434 50 mg BID
ATH434 75 mg BID

OHSA assesses six symptoms of OH, incl. dizziness, vision problems, weakness, fatigue, concentration, head and neck discomfort

Clinical Analysis Population

27

ATH434 Preserved Activity in Outpatient Setting Change from Baseline to Week 52 - 3000 - 2000 - 1000 0 Step Count Change in steps/day P =0.0437 P =0.1041 * - 40 - 30 - 20 - 10 0 Total Time Walking Change in Minutes/day Placebo ATH434 50 mg BID ATH434 75 mg BID P =0.1267 P =0.1535 - 100 - 50 0 Bouts of Walking Change in Bouts/day - 80 - 60 - 40 - 20 0 Total Standing Time Change in Minutes/day Worsening Worsening Worsening Worsening Mean (SE) 28 Clinical Analysis Population

Adverse Events 29 75mg BID (n=26) 50mg BID (n=25) Placebo BID (n=26) Number (%) of Subjects 1 25 (96.2%) 21 (84.0%) 24 (92.3%) Any Adverse Event (AE) AE by Severity 8 (30.8%) 10 (40.0%) 10 (38.5%) Mild 11 (42.3%) 8 (32.0%) 6 (23.1%) Moderate 6 (23.1%) 3 (12.0%) 8 (30.8%) Severe 7 (26.9%) 5 (20.0%) 10 (38.5%) Serious AEs 2 1 Reporting one or more event 2 None related to Study Drug Most frequent Adverse Events • UTI, fall, Covid - 19, fatigue, back pain • Similar rates across groups Safety Population

ATH434 Reduced Iron Accumulation Compared to Placebo

Alterity THERAPEUTICS

By-subject analysis

Region	50 mg BID		75 mg BID	
	Week 26	Week 52	Week 26	Week 52
Substantia nigra	↔	↓	↔	↔
Putamen	↓^	↓	↔	↔
Pallidum	↓	↓*	↓	↓

Compared to placebo: ↓ Reduced Iron content, ↔ No observable difference, ^ $P = 0.025$, * $P = 0.08$

Group Change in Iron Content (Week 52 − baseline)



Placebo
50 mg bid
75 mg bid
-0.06
-0.01
0.01
0.06
Reduced
Increased

Imaging Analysis Population

By-subject analysis

- Evidence for stabilized iron content in Pallidum > Putamen
- No clear changes in s. nigra

Group analysis

- Reduced accumulation of iron in key regions over time in ATH434 treated patients compared to placebo

- 0.5000 - 0.4000 - 0.3000 - 0.2000 - 0.1000 0.0000 - 0.6000 Placebo ATH434 50 mg BID ATH434 75 mg BID ^ Composite z - score of the putamen, globus pallidus, cerebellum and brainstem regions vs. healthy age - matched population ATH434 Demonstrated Trends in Reduced Brain Atrophy Change from Baseline in Brain Volume – MSA Atrophy Index^ 26 weeks 52 weeks Z - score Worsening 31 Imaging Analysis Population

Summary of Positive Phase 2 Trial Results • ATH434 demonstrates clinically significant efficacy in modifying disease progression • Robust efficacy on the UMSARS Activities of Daily living scale at both dose levels • Evidence for efficacy on several additional clinical outcomes • Baseline differences in pathology and disease severity may explain different response in ATH434 treatment groups • ATH434 reduces iron signal in MSA affected brain regions • Well tolerated with favorable safety profile 32

ATH434-202 Interim Data Support MSA Program

Advanced MSA

Alterity THERAPEUTICS

Design	**Single arm, open-label**
Objectives	Efficacy and safety of ATH434
Population	**Advanced MSA (n=10)**
Treatment	12 months
Brain MRI Biomarkers	Iron, volume, glial pathology
Fluid Biomarkers	NfL^, Aggregated α-synuclein
Clinical Measures	ADLs (UMSARS I), global measures, autonomic function, motor function

- Clinical response observed in progressive, unremitting disease
  - 30% had stable or improved overall neurological symptoms
- Objective biomarkers consistent with clinical findings
- ATH434 well-tolerated with no serious adverse events related to study drug
- Participants who stabilized or improved had less advanced disease

^NfL: Neurofilament light chain

33

Creating Strong Momentum in 2025

Alterity THERAPEUTICS

- Robust efficacy observed in Phase 2 double-blind trial
- Open label and Natural history studies support ATH434 clinical development approach
- Lead indication of MSA is an Orphan disease with no approved treatment
- Highly experienced development team with multiple FDA approvals in neurology
- Strong cash balance to advance clinical development and research
  - AU$4.5M as of 31 Dec
  - AU$14.9M raised via ATM (US) and Tranche One
  - AU$27.2M raised by Tranche Two

Current Upcoming Milestones	
ATH434-201 Topline Data	✓Q1 25
ATH434-202 Study complete	✓Q1 25
Data presentations at AAN	✓Q2 25
ATH434-202 Topline Data	Q2 25
Data presentations at MSA Congress	Q2 25
Data presentations at MDS	Q4 25
Data presentations at AAS	Q4 25
FDA End-of-Phase 2 Meeting	Q4 25

34

ASX:ATH | NASDAQ:ATHE